UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2022

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 26 April 2022

Financial information at 31 March 2022

Revenue growth and improved EBITDAaL margin

•  Retail services reap full benefits of value strategy and improved customer experience

In millions of euros	1Q 2022	1Q 2021 comparable basis	1Q 2021 historical basis	change comparable basis	change historical basis
Revenues	10,582	10,511	10,315	0.7%	2.6%
EBITDAaL	2,620	2,595	2,565	1.0%	2.2%
eCAPEX (excluding licenses)	1,610	1,708	1,760	(5.8)%	(8.6)%
EBITDAaL - eCAPEX	1,011	887	805	13.9%	25.6%

• Revenues rose 0.7% [1] in the first quarter, driven by Africa & Middle East (+8.7%). Growth in retail services was well above the decline in Wholesale services.

In France, the faster pace of retail services growth has yet to offset the decline in Wholesale. Revenues fell slightly, by 0.7%.

Revenues in Spain remained lower, by 4.6%, but retail services continued to improve. The other European countries were stable.

Revenues from Totem (for which this is the first reporting quarter) and from Enterprise grew by 12.2% and 0.8% respectively.

• EBITDAaL rose 1.0% in the first quarter, outpacing the rise in revenues; this performance provides further comfort to the 2022 target of a 2.5% to 3% increase since growth will accelerate at the end of the year.

• eCAPEX fell by 5.8% in the first quarter.

From a commercial standpoint, the Group is consolidating its leadership in convergence with 11.6 million customers across Europe, on the one hand thanks to the continuous improvement in customer satisfaction - notably reflected in the reduced churn rate across Europe - and on the other hand to the quality of its fiber network, to which more than half of the Group’s fixed-line customers in France are now connected.

In a context of re-emerging inflation, the Group is taking all corrective measures to confirm its financial objectives for 2022, a milestone towards the achievement of its 2023 commitments [2]:

• EBITDAaL to increase by 2.5% to 3%

• eCAPEX no greater than 7.4 billion euros

• Organic cash flow from telecoms activities of at least 2.9 billion euros

• Net debt/EBITDAaL ratio for telecoms activities unchanged at around 2x in the medium term

• Maintained dividend for 2022 at 70 euro cents including an interim dividend of 30 euro cents in December 2022

Commenting on the publication of these results, Christel Heydemann, Chief Executive Officer of the Orange Group, said:

"Having taken on my role as CEO a few weeks ago, it’s with pride and enthusiasm that I take on the challenges that lie ahead and to continue to build Orange into a digital world leader. In this first quarter, Orange has once again delivered a solid performance with higher revenues, improved margins and the confirmation that we're on track to achieve our 2022 targets in spite of the particularly uncertain environment.

We continue to reap the benefits of our European fiber and 5G network leadership with a 2% rise in our retail sales growth in these first three months. We now have 11.6 million convergent customers in Europe and over half of Orange's fixed broadband customers in France are now fiber connected - a landmark achievement on which we will continue to build.

Totem, our towerco subsidiary - whose numbers we’re publishing for the first time - is a top-quality asset of great value-creating potential. Meanwhile, Africa & Middle East continues to be our main growth driver, again delivering a remarkable performance, with most African countries producing double-digit growth thanks to new telecoms services that are off-setting the heightened competition for Orange Money.

Spain remains our most challenging market, and we're pressing ahead with our stand-alone programmes aimed at restoring growth. I'm also pleased to note our exclusive discussions on combining our operations with those of Masmovil. This operation would lead to the creation of a sustainable player with the investment capacity, infrastructure and competitive edge necessary for its future development and for the benefit of both consumers and businesses in Spain.

In the B2B market, the transition to IT services represents and profound evolution of the business that we are fully committed to achieving.

These results are testament to a company with extraordinary assets, not least our talented people all around the world.

As the newly appointed CEO it’s with a sense of determination and responsibility that I approach both our challenges and our many opportunities. These results demonstrate our ability to grow in a tough environment and also represent a strong foundation not only for the rest of 2022, but also for the longer term."

__________________________________________________________________

The Board of Directors of Orange SA met on 25 April 2022 to review the consolidated financial results as of 31 March 2022.

More detailed information on the Group’s financial results and performance indicators is available on the Orange website https://www.orange.com/en/consolidated-results.

Comments on Group key figures

Revenues

Orange Group revenues totaled 10,582 million euros in the first quarter of 2022, a rise of 0.7% year on year (+71 million euros). Growth was driven by retail services [3], which rose by 2.0% (+149 million euros), while wholesale services declined by 6.8% (-129 million euros), notably due to the reduction in the regulated call termination rate.

Africa & Middle East was once again the main contributor to this growth, with a year-on-year increase of 8.7% (+133 million euros). Totem and Enterprise also grew, by 12.2% and 0.8% respectively. Revenues in France declined by 0.7% despite the continued faster pace of retail services revenue growth, which has yet to offset the decline in Wholesale.

Revenues in Spain remained lower, by 4.6%, but retail services there continued their improvement. The other European countries [4] were stable.

Customer base growth [5]

There were 11.6 million convergent customers Group-wide at 31 March 2022, up 1.6% year on year.

Mobile services had 231.8 million access lines at 31 March 2022, a rise of 5.3% year on year, including 88.3 million contracts, an increase of 8.0% year on year.

Fixed services totaled 46.2 million access lines at 31 March 2022 (1.9% lower year on year), including 12.8 million very high-speed broadband access lines, which continued their strong growth (+19.6% year on year). Fixed narrowband access lines were down 13.4% year on year.

Mobile Financial Services had nearly 1.8 million customers in Europe and 0.8 million customers in Africa.

EBITDAaL

Group EBITDAaL stood at 2,620 million euros at 31 March 2022 (+1.0%). An acceleration in this growth trend is expected in the second half of the year due to a favorable underlying effect linked to the employee shareholding program, which weighed heavily on EBITDAaL in the final quarter of 2021. The first quarter’s performance is therefore in line with our objective of EBITDAaL growth of 2.5% to 3% for the full year 2022.

EBITDAaL from telecoms activities was 2,646 million euros (+0.9%).

eCAPEX

Group eCAPEX amounted to 1,610 million euros in the first quarter of 2022, sharply down 5.8% year on year due to the catch-up effect in the first quarter of 2021. This trend is in line with the objective of eCAPEX below 7.4 billion euros for the full year 2022.

At 31 March 2022, Orange had 58.5 million households connectable to FTTH worldwide (an increase of 17.7% year on year). In France, the FTTH customer base rose 23.0%.

Review by operating segment

France

In millions of euros	1Q 2022	1Q 2021 comparable basis	1Q 2021 historical basis	change comparable basis	change historical basis
Revenues	4,386	4,415	4,404	(0.7)%	(0.4)%
Retail services (B2C+B2B)	2,733	2,688	2,688	1.7%	1.7%
Convergence	1,204	1,154	1,154	4.4%	4.4%
Mobile Only	571	559	559	2.1%	2.1%
Fixed Only	958	975	975	(1.7)%	(1.7)%
Wholesale	1,195	1,279	1,286	(6.6)%	(7.1)%
Equipment sales	285	276	269	3.2%	6.1%
Other revenues	173	172	162	0.8%	7.0%

Continued acceleration in retail services

Revenues in France declined by 0.7% in the first quarter of 2022 due to the continued contraction of Wholesale services (-6.6%), linked to the decline of copper and a drop in call terminations. Co-financing received for the period was virtually unchanged compared to the first quarter of 2021.

Retail activities continued to accelerate, growing 1.7% (+0.8% versus 2021), thanks to an excellent commercial performance and the increase in all ARPOs.

Excluding PSTN [6], retail services grew 3.8%, driven mainly by the success of 5G offers and fiber penetration, which now represents the majority of our fixed-line customers.

In mobile, net additions grew to 51,000 [7] in the first quarter of 2022 (compared with 32,0007 in the first quarter 2021). Year on year, the value mix improved and the churn rate declined.

In fiber, net fiber additions reached 327,000 (compared to 385,000 in the first quarter 2021). Fiber remains a powerful customer acquisition tool with more than 53% of new fiber customers also being new to the Group.

Amid a relative lull in promotions, we have grown our leadership in terms of customer satisfaction and increased all ARPOs. The convergent ARPO thus rose by 1.7 euros to 70.5 euros, boosted by the premium of the new 5G offering. The mobile only ARPO increased by 0.1 euros to 16.9 euros, buoyed by price increases in 2021 and the gradual recovery of roaming. Finally, the fixed only ARPO grew by 0.3 euros to 36.1 euros, thanks to the fiber premium.

Europe

In millions of euros	1Q 2022	1Q 2021 comparable basis	1Q 2021 historical basis	change comparable basis	change historical basis
Revenues	2,648	2,703	2,583	(2.0)%	2.5%
Retail services (B2C+B2B)	1,811	1,812	1,727	(0.1)%	4.9%
Convergence	699	674	666	3.6%	5.0%
Mobile Only	700	721	719	(2.9)%	(2.6)%
Fixed Only	309	326	265	(5.1)%	16.6%
IT & Integration services	102	90	77	13.0%	32.6%
Wholesale	432	484	454	(10.8)%	(4.9)%
Equipment sales	364	373	368	(2.5)%	(1.2)%
Other revenues	42	34	34	23.8%	24.4%

Retail services stabilized

Revenues in Europe were down 2.0% in the first quarter, mainly due to the decline in low-margin wholesale activities (-10.8% or -52 million euros) linked to call terminations and international traffic. Excluding Spain, revenues were stable.

Retail services revenues stabilized at -0.1% (after declining 4.5% in the first quarter 2021 and 1.8% in the fourth quarter 2021). Strong performances in Belgium and Poland offset the decline in Spain.

This result is the fruit of the convergence strategy and the constant quest for the best financial balance between value and volumes. It also reflects the ongoing efforts on customer experience, which improved the churn rate year on year (for both mobile and fixed-line).

In Romania, the integration of TKR is progressing and the first quarter was marked by the adoption of the "Orange Romania Communications" brand in March and the marketing of convergent offers under the Orange brand in April.

In Spain, revenues were down 4.6% in the first quarter. Retail services continued their improving trend and were down 4.0% (compared to -5.4% in the fourth quarter 2021 and -7.9% in the third quarter). Conversely, the low-margin activities of equipment sales and international traffic declined.

In a market that is still fiercely competitive, especially in the low-cost segment, Orange Spain continued to improve its convergent ARPO trend in the first quarter (down 0.3% compared with decline of 1.8% in the fourth quarter 2021), albeit at the cost of slightly negative net additions.

A disciplined promotional policy and efforts to prioritize the customer experience enabled a reduction in the churn rate on convergent offers by four points in one year.

We are confident of achieving our objective of a return to growth in Organic Cash Flow by the end of the year.

Africa & Middle East

In millions of euros	1Q 2022	1Q 2021 comparable basis	1Q 2021 historical basis	change comparable basis	change historical basis
Revenues	1,668	1,535	1,488	8.7%	12.1%
Retail services (B2C+B2B)	1,463	1,340	1,301	9.2%	12.4%
Mobile Only	1,265	1,168	1,137	8.4%	11.3%
Fixed Only	188	169	160	11.6%	17.7%
IT & Integration services	9	4	4	146.0%	106.4%
Wholesale	166	159	153	4.5%	8.0%
Equipment sales	31	26	24	17.1%	27.0%
Other revenues	9	10	9	(10.8)%	(8.0)%

Remarkable performance continues

Africa & Middle East again recorded strong revenue growth in the first quarter of 2022 (+8.7%) with the majority of the countries in the region achieving double-digit growth.

This performance reflects the continued rapid growth of retail services (+9.2%), thanks to mobile data (+23.2%) and fixed broadband (+21.5%), which both continued to show very strong momentum in customer base growth (+27.7% and +23.5% respectively) and fixed and mobile ARPOs.

The robustness of these growth drivers more than offset the decline in Orange Money revenues
(-25.1%). Adapting the commercial strategy in four countries in the region in response to heightened competition resulted in a sharp reduction in revenues per customer but made it possible to increase the active customer base and reach a record level of transaction value recorded through Orange Money.

Enterprise

In millions of euros	1Q 2022	1Q 2021 comparable basis	1Q 2021 historical basis	change comparable basis	change historical basis
Revenues	1,945	1,929	1,907	0.8%	2.0%
Fixed Only	876	931	918	(5.9)%	(4.6)%
Voice	262	290	288	(9.6)%	(9.0)%
Data	614	641	630	(4.3)%	(2.5)%
IT & Integration services	818	778	769	5.1%	6.3%
Mobile	251	220	220	14.2%	14.3%
Mobile Only	159	157	157	1.1%	1.1%
Wholesale	10	12	12	(11.3)%	(11.3)%
Equipment sales	82	52	52	60.0%	60.0%

IT&S and mobile drive revenue growth

Enterprise revenues grew slightly by 0.8% in the first quarter of 2022, due to increased revenues from IT & Integration of Mobile services. Fixed services continued to decline.

Profitability, however, remains under strong pressure in a challenging environment and a decline in EBITDAaL is expected in 2022. Corrective measures have been implemented and other measures will be undertaken in the coming months to enable the recovery in EBITDAaL.

TOTEM

In millions of euros	1Q 2022	1Q 2021 comparable basis	1Q 2021 historical basis	change comparable basis	change historical basis
Revenues	161	143	-	12.2%	-
Wholesale	161	143	-	12.2%	-
Other revenues	-	-	-	-	-

Totem is the Orange Group’s European company that owns and now manages the passive mobile infrastructure portfolio for telecommunication towers (initially in France and Spain). Since the 1st of January 2022 Totem is presented as a separate operating segment.

Revenues for the Totem Towerco were 161 million euros in the first quarter. Hosting activities (i.e. excluding construction, design and basic reinvoicing activities with no impact on EBITDAaL) represented 136 million euros, 15% of which came from customers outside the Group.

We will continue to grow our hosting activities (+3.3% year on year in the first quarter of 2022) by building new sites and with the aim of increasing the colocation rate, which was 1.35 at the end of the first quarter, to 1.5 by 2026.

International Carriers & Shared Services

In millions of euros	1Q 2022	1Q 2021 comparable basis	1Q 2021 historical basis	change comparable basis	change historical basis
Revenues	382	364	364	4.9%	4.7%
Wholesale	262	256	255	2.3%	2.6%
Other revenues	120	108	109	11.1%	9.7%

Revenues from International Carriers and Shared Services grew 4.9% in the first quarter. Services to international carriers benefited in particular from the growth trend in international mobile services and containment of the erosion of voice traffic. Sustained growth in Other revenues was mainly due to growth in content activities.

Mobile Financial Services

Mobile financial services had 2.6 million customers at 31 March 2022, including 1.8 million in Europe and 0.8 million in Africa.

The first quarter of 2022 saw strong commercial momentum in France and Spain, notably with a year-on-year increase in the amount of loans of 16%.

Calendar of upcoming events

19 May 2022 - Annual Shareholders Meeting
28 July 2022 - Publication of Half Year 2022 results

Contacts

press: Sylvain Bruno sylvain.bruno@orange.com Tom Wright tom.wright@orange.com financial communication:
(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Aurélia Roussel
aurelia.roussel@orange.com

Louise Racine
louise.racine@orange.com

Hong Hai Vuong
honghai.vuong@orange.com

Disclaimer

This press release contains forward-looking statements about Orange’s financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 31 March 2022 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 1st April 2022 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: financial key indicators

Quarterly data

In millions of euros	1Q 2022	1Q 2021 comparable basis	1Q 2021 historical basis	variation comparable basis	change historical basis
Revenues	10,582	10,511	10,315	0.7%	2.6%
France	4,386	4,415	4,404	(0.7)%	(0.4)%
Europe	2,648	2,703	2,583	(2.0)%	2.5%
Africa & Middle East	1,668	1,535	1,488	8.7%	12.1%
Enterprise	1,945	1,929	1,907	0.8%	2.0%
Totem	161	143	-	12.2%	-
International Carriers & Shared Services	382	364	364	4.9%	4.7%
Intra-Group eliminations	(608)	(579)	(432)
EBITDAaL (1)	2,620	2,595	2,565	1.0%	2.2%
o/w Telecom activities	2,646	2,623	2,592	0.9%	2.1%
As % of revenues	25.0%	25.0%	25.1%	0.1 pt	(0.1 pt)
o/w Mobile Financial Services	(26)	(28)	(28)	5.5%	5.5%
eCAPEX	1,610	1,708	1,760	(5.8)%	(8.6)%
o/w Telecom activities	1,604	1,702	1,754	(5.8)%	(8.6)%
as % of revenues	15.2%	16.2%	17.0%	(1.0 pt)	(1.8 pt)
o/w Mobile Financial Services	6	6	6	(7.0)%	(7.0)%
EBITDAaL - eCAPEX	1,011	887	805	13.9%	25.6%

(1) EBITDAaL adjustments are described in Appendix 2.

Appendix 2: adjusted data to income statement items

Quarterly data

	1Q 2022			1Q 2021 historical basis
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	10,582	-	10,582	10,315	-	10,315
External purchases	(4,496)	(7)	(4,504)	(4,342)	(2)	(4,344)
Other operating income	186	-	186	146	-	146
Other operating expense	(127)	(1)	(128)	(100)	(57)	(157)
Labor expenses	(2,196)	(37)	(2,233)	(2,169)	(31)	(2,199)
Operating taxes and levies	(895)	(3)	(897)	(881)	-	(881)
Gains (losses) on disposal of fixed assets, investments and activities	na	11	11	na	6	6
Restructuring costs	na	(30)	(30)	na	(106)	(106)
Depreciation and amortization of financed assets	(23)	-	(23)	(21)	-	(21)
Depreciation and amortization of right-of-use assets	(381)	-	(381)	(358)	-	(358)
Impairment of right-of-use assets	(1)	-	(1)	-	-	-
Interest expenses on liabilities related to financed assets	(0)	0	na	(0)	0	na
Interest expenses on lease liabilities	(29)	29	na	(27)	27	na
EBITDAaL	2,620	(38)	na	2,565	(163)	na
Significant litigation	(3)	3	na	(54)	54	na
Specific labour expenses	(36)	36	na	(27)	27	na
Fixed assets, investments and business portfolio review	11	(11)	na	6	(6)	na
Restructuring program costs	(30)	30	na	(106)	106	na
Acquisition and integration costs	(10)	10	na	(9)	9	na
Interest expenses on liabilities related to financed assets	na	(0)	(0)	na	(0)	(0)
Interest expenses on lease liabilities	na	(29)	(29)	na	(27)	(27)

Appendix 3: economic CAPEX to investments in property, plant and intangible investment

In millions of euros	1Q 2022	1Q 2021 historical basis
eCAPEX	1,610	1,760
Elimination of proceeds from sales of property, plant and equipment and intangible assets	46	19
Telecommunication licenses	214	277
Financed assets	30	20
Investments in property, plant and equipment and intangible assets	1,900	2,076

Appendix 4: key performance indicators

In thousand, at the end of the period	31 March 2022	31 March 2021
Number of convergent customers	11,551	11,365
Number of mobile accesses (excluding MVNOs) (1)	231,760	220,188
o/w	Convergent customers mobile accesses	20,986	20,430
Mobile only accesses	210,774	199,758
o/w	Contract customers mobile accesses	88,319	81,773
Prepaid customers mobile accesses	143,441	138,415
Number of fixed accesses (2)	46,201	47,101
Fixed Retail accesses	31,175	31,516
Fixed Broadband accesses	23,841	23,044
o/w	Very high-speed broadband fixed accesses	12,792	10,699
Convergent customers fixed accesses	11,551	11,365
Fixed accesses only	12,290	11,679
Fixed Narrowband accesses	7,334	8,472
Fixed Wholesale accesses	15,025	15,585
Group total accesses (1+2)	277,960	267,289

2021 data is presented on a comparable basis.

Key performance indicators (KPI) by country are presented in the "Orange Investors Databook Q1 2022," available on www.orange.com, under Finance/Results: www.orange.com/en/latest-consolidated-results

Appendix 5: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

EBITDAaL or "EBITDA after Leases": operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on debts related to financed assets and on lease liabilities, and (iii) adjusted for significant litigation, specific labor expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific elements. EBITDAaL is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

eCAPEX or "economic CAPEX": (i) acquisitions of property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, (ii) less the price of disposal of property, plant and equipment and intangible assets. eCAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Organic Cash Flow (telecoms activities): for the perimeter of the telecoms activities, net cash provided by operating activities, minus (i) lease liabilities repayments and debts related to financed assets repayments, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in the fixed assets payables, (iii) excluding effect of telecommunication licenses paid and significant litigations paid or received. Organic Cash Flow (telecoms activities) is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Retail services (B2C + B2B): aggregation of revenues from (i) Convergent services, (ii) Mobile only services, (iii) Fixed only services and (iv) IT & integration services (see definitions). Retail Services (B2C+B2B) revenues include all revenues of a given scope excluding revenues from wholesale services, equipment sales and other revenues (see definitions).

Performance indicators

Fixed retail accesses: number of fixed broadband accesses (xDSL (ADSL and VDSL), FTTx, cable, Fixed-4G (fLTE) and other broadband accesses (satellite, Wimax and others)) and fixed narrowband accesses (mainly PSTN) and payphones.

Fixed wholesale accesses: number of fixed broadband and narrowband wholesale accesses operated by Orange.

Convergence

Convergent services: customer base and revenues from B2C Convergent retail offers, excluding equipment sales (see definition) defined as an offer combining at least a broadband access (xDSL, FTTx, cable or Fixed-4G (fLTE) with cell-lock) and a mobile voice contract (excluding MVNOs).

Convergent ARPO: average quarterly revenues per convergent offer (ARPO) calculated by dividing revenues from retail Convergent services offers invoiced to B2C customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail Convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Mobile Only services

Mobile Only Services: revenues from mobile offers (mainly outgoing calls: voice, SMS and data) invoiced to retail customers, excluding convergent services and equipment sales (see definitions). The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile Only ARPO: average quarterly revenues from Mobile Only (ARPO) calculated by dividing revenues from Mobile Only retail services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile Only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile Only customer.

Fixed Only services

Fixed Only services: revenues from fixed retail offers, excluding B2C convergent offers and equipment sales (see definitions). It includes (i) fixed narrowband services (conventional fixed telephony), (ii) fixed broadband services, and (iii) business solutions and networks (with the exception of France, for which essential business solutions and networks are supported by Enterprise). For the Enterprise segment, fixed-only service revenues include sales of network equipment related to the operation of voice and data services. The customer base consists of fixed narrowband and fixed broadband customers, excluding retail convergence customers.

Fixed Only Broadband ARPO: average quarterly revenues from Fixed Only Broadband (ARPO) calculated by dividing the revenue from Fixed Only Broadband retail services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of Fixed Only Broadband customers over the same period. ARPO is expressed as monthly revenues per Fixed Only Broadband customer.

IT & integration services

IT & Integration services: revenues from unified communication and collaboration services (Local Area Network and telephony, advising, integration and project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, video conferencing offers, machine-to-machine services (excluded connectivity) as well as sales of equipment related to the above products and services.

Wholesale

Wholesale: revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), and (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fibre access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market.

Equipment sales

Equipment sales: revenues from all mobile and fixed equipment sales, excluding (i) equipment sales associated with the supply of IT & Integration services, (ii) sales of network equipment related to the operation of voice and data services in the Enterprise operating segment, and (iii) equipment sales to dealers and brokers.

Other revenues

Other revenues: revenues including (i) equipment sales to brokers and dealers, (ii) portal, (iii) on-line advertising revenues, (iv) corporate transversal business line activities, and (v) other miscellaneous revenues.

[1] Unless otherwise stated, the changes presented in this press release are on a comparable basis.

[2] Excluding pending external growth transactions

[3] B2C and B2B services. See definition in the attached glossary.

[4] Poland, Belgium and Luxembourg, Romania, Slovakia and Moldova

[5] Figures include the customer bases of Orange Romania Communications (formerly Telekom Romania Communications) acquired in September 2021. Changes are shown on a comparable basis.

[6] revenues related to the public switched telephone network.

[7] Excluding M2M (machine-to-machine information exchange)

ORANGE

Date: April 26, 2022	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations